Exhibit 99.2

Sinovac Schedules 2017 Annual Meeting of Shareholders

BEIJING, December. 29, 2017 /PRNewswire/ -- Sinovac Biotech Ltd. (NASDAQ: SVA), a leading provider of biopharmaceutical products in China, announced today that it will hold its 2017 Annual Meeting of Shareholders on Tuesday, February 6, 2018 at 9:00 a.m. Beijing Time. The meeting will be held at No. 39 Shangdi Xi Road, Haidian District, Beijing, PRC. All shareholders of record as of December 26, 2017 will be eligible to vote and are invited to attend.

The primary agenda of the meeting is to approve the re-election of Weidong Yin, Yuk Lam Lo, Simon Anderson, Kenneth Lee and Meng Mei as the Company’s directors with a term expiring at the next annual meeting of shareholders and until their successors are duly elected; approve the audited consolidated financial statements of the Company for the financial year ended December 31, 2016 together with the Report of Independent Registered Public Accounting Firm thereon and the notes thereto; approve the appointment of Ernst & Young Hua Ming LLP as our independent auditor for the fiscal year ending December 31, 2017 and to authorize the directors of the Company to fix such independent auditor’s remuneration.

Sinovac's 2016 annual report and proxy statements, including the Notice of the 2016 Annual General Meeting, are available on the Company's website: http://www.sinovac.com/?optionid=751 Shareholders of the Company may receive a hard copy of 20-F free of charge upon request. Such request can be made by sending an e-mail to ir@sinovac.com, along with complete contact details and a mailing address.

About Sinovac.

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. Sinovac's product portfolio includes vaccines against enterovirus71, or EV71, hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), and mumps. The EV71 vaccine, an innovative vaccine developed by Sinovac against hand foot and mouth disease caused by EV71, was commercialized in China in 2016. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. The Company is developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, pneumococcal conjugate vaccine and varicella vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company has exported select vaccines to over 10 countries in Asia and South America.  For more information, please visit the Company's website at www.sinovac.com

Safe Harbor Statement

This announcement may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements.

Contact

Sinovac Biotech Ltd.
Helen Yang
Tel: +86-10-8279-9871
Fax: +86-10-6296-6910
Email: ir@sinovac.com

ICR Inc.
Bill Zima
U.S: 1-646-308-1707
Email: william.zima@icrinc.com